Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of subsidiaries of Lands’ End, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized.

Name	State or Other Jurisdiction of Organization
Lands’ End Direct Merchants, Inc.	Delaware
Lands’ End Canada Outfitters ULC	Canada
Lands’ End Europe Ltd.	United Kingdom
Lands’ End GmbH	Germany
Lands’ End International, Inc.	Delaware
Lands’ End Japan, Inc.	Delaware
Lands’ End Japan KK	Japan
Lands’ End Media Company	Wisconsin